EXHIBIT 99.1

Biodexa Announces Positive Top Line Phase I Clinical Trial Results for Diffuse Midline Glioma and Provides R&D Update

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

Biodexa Announces Positive Top Line Phase I Clinical Trial Results for Diffuse Midline Glioma and Provides R&D Update

Median Overall Survival of 16.5 Months vs 10.0 months in Comparable Cohort

CARDIFF, United Kingdom, February 23, 2024 (GLOBE NEWSWIRE) – Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs including Type 1 diabetes and rare / orphan brain cancers, announces an R&D update including positive top-line clinical trial results of a recently completed Phase 1 study of MTX110 in patients with diffuse midline glioma, or DMG, and results of a preclinical experiment designed to demonstrate tolimidone’s potential for beta cell proliferation in an in vitro model.

MTX110

In an investigator initiated study conducted by Columbia University Irving Medical Center, patients newly diagnosed with DMG were administered MTX110 via convection enhanced delivery (“CED”) using a subcutaneous pump connected to a catheter directly implanted into the pons in a 3+3 dose-escalating design (NCT 04264143). As this was the first ever study of repeated infusions to the pons via an implanted CED catheter, the primary objective of the study was safety and tolerability and, accordingly, the number of infusions was limited to two, each of 48 hours, 7 days apart. Nine patients were treated in the study (30 M group, n=3; 60 M group, n=4; 90 M group (optimal dose), n=2). One patient in the 60 M group suffered a severe adverse event assessed by the investigators as not related to the study drug but related to the infusion and tumor anatomy. Although the study was not powered to reliably demonstrate efficacy, median overall survival (OS) of patients in the study was 16.5 months. This compares favourably with median survival rate in a cohort of 316 cases of 10.0 months (Jansen et al, 2015. Neuro-Oncology 17(1):160-166).

Study investigators are planning to present detailed results of the trial at the 21st International Symposium on Pediatric Neuro-Oncology (ISPNO 2024) being held on June 28-July 2, 2024 in Philadelphia, PA.

Tolimidone

On the Company’s behalf, a CRO conducted an in vitro experiment designed to demonstrate tolimidone’s potential for beta cell proliferation using reaggregated pancreatic islets. The results of the experiment were inconclusive in that they did not correlate with the results previously seen in in vitro and in vivo studies of tolimidone. The Company believes there are a few possible explanations to the outcome of this in vitro study and accordingly, plans to move ahead rapidly with an in vivo preclinical study with similar objectives while continuing preparations for its planned Phase IIa open-label study of tolimidone in patients with Type 1 diabetes due to start recruitment later this year.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.biodexapharma.com
Edison Group (US Investor Relations)
Laine Yonker
Tel: +1 (610) 716 2868
Email: lyonker@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programmes include tolimidone, under development as a novel agent for the treatment of type 1 diabetes and MTX110, which is being studied in aggressive rare/orphan brain cancer indications, and

Tolimidone is an orally delivered, potent and selective inhibitor of lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Examples of forward-looking statements include, among others, statements we make regarding our pre-clinical data and clinical trials. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that the Company shall file from time to time or announcements that may be made by the Company in accordance with the rules and regulations promulgated by the United States Securities and Exchange Commission, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.